INVESTOR PERKS

Townhouse Stay in Aspen, Colorado

$10,000.00 Investment

You will be entered into a drawing to win a week stay at this luxury town-house at the base of Aspen Mountain

6 nights - $12K value

You automatically get 4 pair of glasses / Iron Lilly branded eyewear $800 value

Dates TBD



Travel expenses are the responsibility of the winner

Townhouse Stay in Aspen, Colorado









INVESTOR PERKS

Vacation at Honey Brake, Louisiana.

$5,000.00 Investment

You will be entered into a drawing to win a stay at this outdoor paradise for the nature loving enthusiast. Honey Brake Lodge is located in Central Louisiana.

Lodging / meals included

Outdoor activities available – fishing, sporting clays, farm tour, ATV off roading

2 nights 3 days - $5,500K value

You automatically get 2 pair of glasses / Iron Lilly branded eyewear $400 value

Dates TBD

Travel expenses are the responsibility of the winner

www.honeybrake.com





Vacation at Honey Brake, Louisiana.









INVESTOR PERKS











$1,000.00 Investment

IRON Lilly POLARIZED

Lenses Manufactured by Carl Zeiss Vision